

August 10, 2012

Via E-mail
Donald F. Adam
Chief Financial Officer
Benchmark Electronics, Inc.
3000 Technology Drive
Angleton, TX 77515

Re: **Benchmark Electronics, Inc.**
   Form 10-K for the Fiscal Year Ended December 31, 2011
   Filed February 29, 2012
   File No. 001-10560

Dear Mr. Adam:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 30

1. We refer to comment 5 of our comment letter dated November 30, 2009 and your response letter dated December 14, 2009 in which you stated that you would consider including additional disclosure of how the anticipated performance of the industries you serve could potentially affect your revenues. Given that you report your revenues by industry and you state on page 32 that your future sales are dependent on the success of your customers, we continue to be believe that trend information regarding your customers would help investors understand the risks or potential growth of your business

Donald F. Adam
Benchmark Electronics, Inc.
August 10, 2012
Page 2

operations. For example, it is unclear whether the 16%, 15%, 13% and 3% decrease in sales in fiscal year 2011 to customers in the medical devices industry, testing and instrumental industry, computers and related products for business enterprises industry, and telecommunications equipment industry, respectively, and the 8% increase in sales to customers in the industrial control equipment industry during the same period are isolated events or attributable to certain trends. To the extent possible, consider including in subsequent filings a discussion regarding the anticipated performance of these industries and how such performance may affect your operations. See Section III.A of SEC Release No. 33-8350.

Results of Operations

Year Ended December 31, 2011 Compared with Year Ended December 31, 2010

Income Tax Expense (Benefit), page 37

2.   We note that in 2011, you had an increase in tax incentives in certain foreign jurisdictions and a reduced tax rate for a subsidiary in China. We further note from disclosure in Note 9 that your tax incentives and holidays expire at various dates through 2015. Considering the significance of the tax incentives and holidays to your net income, please tell us what consideration was given to disclosing further details regarding each significant tax incentive and holiday and the related expiration date.   Please refer to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350.

Liquidity and Capital Resources, page 39

3.   We note that your operating cash flow discussion provides little insight into the changes in your financial condition. In this regard, you list certain working capital changes in 2011 without explaining the underlying reasons for the changes. For example, we note that in 2011, the change in accounts receivable had a favorable impact on cash flows of $27.7 million whereas in 2010, there was an unfavorable impact on cash flows of $40.2 million, however your disclosures do not explain these changes or provide a comparison of these periods. Please tell us what consideration was given to providing a more robust discussion of your operating cash flows pursuant to the guidance of Item 303(a)(1) of Regulation S-K and Section IV.B.1 of SEC Release 33-8350. This comment also applies to your subsequent Form 10-Q's.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 16 - Restructuring and Thailand Flood Related Charges, Net of Insurance, page 69

4.   We note you recognized losses of $59.5 million related to the flooding in Thailand and
        your disclosure that because the situation in Thailand is still evolving, significant
        uncertainty remains regarding the ultimate financial impact the flooding will have on the
        company. We further note that during the six months ended June 30, 2012, you
        recognized additional flood related charges of $14.9 million. If the there is a reasonable
        possibility that a loss exceeding amounts already recognized may have been incurred, in
        your next periodic filing, please either disclose an estimate (or, if true, state that an
        estimate is immaterial in lieu of providing quantified amounts) of the additional loss or
        range of loss, or state that such an estimate cannot be made. Please refer to paragraphs 3
        through 5 of ASC 450-20-50 and SAB Topic 5Y.

5.   We also note that you have estimated and recorded recoveries from insurance amounting
        to $56.2 million for losses and costs related to the flooding in Thailand. Please explain
        the procedures you undertake in estimating and determining the amount of insurance
        recoveries to record including why certain amounts are not recoverable. Additionally,
        please tell us your consideration for disclosing any material limitations related to such
        recoveries including an explanation of amounts you do not expect to recover through
        insurance.

Item 11. Executive Compensation (Incorporated by Reference from the Definitive Proxy
Statement filed on March 28, 2012)

6.   It appears that you have identified only three named executive officers including your
        chief executive officer, chief financial officer, and president. Please tell us how you
        determined that the other individuals listed on the company's website under "Leadership
        Team," including the two Group Presidents, are not executive officers within the
        definition of "executive officer" in Rule 405 under the Securities Act and Rule 402(a)(3)
        of Regulation S-K. Rule 405 defines an executive officer as the president, any vice
        president in charge of a principal business unit, division or function (such as sales,
        administration or finance), any other officer who performs a policy making function or
        any other person who performs similar policy making functions for the company.

Long-Term Equity-Based Incentive Compensation, page 14

7.   In response to our prior comment 5 in the letter dated January 15, 2010, you stated in a
        letter dated January 29, 2010 that you would describe the elements of individual
        performance or individual contributions taken into account in setting any element of a

named executive officer's compensation. We note your disclosure that the Compensation Committee performed a "subject evaluation of each executive's performance and responsibilities" in awarding long-term equity-based compensation but have not described each individual's performance and responsibilities. Please confirm that you will include this disclosure, to the extent applicable, in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or Jan Woo, Staff Attorney, at (202) 551-3453. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief